UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                            Thermo Ecotek Corporation
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   88355R-11-4
                               ------------------
                                 (CUSIP Number)

        Seth H. Hoogasian, Esq.              Thermo Electron Corporation
           General Counsel                          81 Wyman Street
           (617) 622-1000                        Waltham, MA  02254-9046
         ----------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 5, 1997
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
        Schedule 13D, and is filing this schedule because of Rule
        13d-1(b)(3) or (4), check the following box [  ].

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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





                     NAME OF REPORTING PERSON
              1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Thermo Electron Corporation
                     IRS No. 04-2209186


              2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [   ]
                                                             (b) [   ]

              3      SEC USE ONLY



              4      SOURCE OF FUNDS*

                     WC

              5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [    ]


              6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware
                      7  SOLE VOTING POWER
         NUMBER OF
                         32,236,629
           SHARES

        BENEFICIALLY
                      8  SHARED VOTING POWER
          OWNED BY
                         0
             EACH     9  SOLE DISPOSITIVE POWER

          REPORTING      32,236,629
                      10 SHARED VOTING POWER
         PERSON WITH     0
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             11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON

                     32,236,629

             12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                     EXCLUDES CERTAIN SHARES*                 [   ]


             13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     91.3%
             14      TYPE OF REPORTING PERSON *

                     CO
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





             Thermo Electron Corporation hereby amends its statement on
        Schedule 13D relating to the shares (the "Shares") of common stock, $.10 par value per share, of Thermo Ecotek Corporation (the "Issuer"), as set forth below.

        Item 2.  Identity and Background.

             The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

             This Amendment is being filed by Thermo Electron Corporation (the "Reporting Person"), pursuant to Rule 13d-2, to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in June 1997, of more than one percent.

        Item 3.  Source and Amount of Funds or Other Consideration.

             Item 3 is hereby amended and restated in its entirety as follows:

             The Reporting Person has expended approximately $4,279,400 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

        Item 4.  Purpose of Transaction

             The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

             The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate (i) in order to maintain at least 80% ownership of the Issuer for tax consolidation purposes or
        (ii) for other purposes. In determining whether to do so for other purposes, it will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Item 5.  Interest in Securities of the Issuer.

             Items 5(a) - (c) are hereby amended and restated in their entirety as follows:

             (a) The Reporting Person beneficially owns 32,236,629 Shares, or approximately 91.3% of the outstanding Shares. Of the 32,236,629 Shares beneficially owned by the Reporting Person, 10,815,846 Shares are issuable to the Reporting Person if it
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        elects to convert in full its subordinated convertible debentures of the Issuer.

             To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 142,108 Shares or approximately 0.6% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 93,257 Shares that such persons have the right to acquire within 60 days. Ownership information for each executive officer and director of the Reporting Person who owns Shares is set forth below.

        Name                                 Number of
        ----                                 ---------
                                             Shares(1)
                                             ---------


        John M. Albertine                           2,250
        Peter O. Crisp                              5,191

        Elias P. Gyftopoulos                        2,250
        George N. Hatsopoulos                       25,575
        John N. Hatsopoulos                         35,569

        Frank Jungers                               44,050
        Paul F. Kelleher                            8,185
        Robert A. McCabe                            2,250

        Frank E. Morris                             2,250
        Donald E. Noble                             2,250
        Hutham S. Olayan                            2,250

        William A. Rainville                        4,467
        Roger D. Wellington                         2,250

        John W. Wood Jr.                            3,321
        All directors and current executive        142,108
        officers as a group (17 persons)

        __________

        (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Wellington and all directors and current executive officers as a group include 2,250, 2,250, 2,250, 15,000, 13,257,
        39,500, 7,500, 2,250, 2,250, 2,250, 2,250, 2,250, and 93,257
        Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

             While certain directors and executive officers of the Reporting Person are also directors or executive officers of the
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        Issuer, all such persons disclaim beneficial ownership of the
        Shares owned by the Reporting Person.

             (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except that 500 of the Shares that are beneficially owned by one of the directors of the Reporting Person, Mr. Frank Jungers, are held by Mr. Jungers' spouse.

             (c) The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:


           Date       Amount   Price Per Share       Transfer Type
           ----       ------   ---------------       -------------


         09/02/97     2,400         $14.75     Purchase on Open Market
         09/03/97     2,700        $14.6875    Purchase on Open Market

         09/04/97     2,700         $14.375    Purchase on Open Market
         09/05/97     2,700         $14.375    Purchase on Open Market
         09/05/97     11,000        $14.375    Purchase on Open Market

         09/08/97     4,400         $14.375    Purchase on Open Market
         09/09/97     4,400        $14.3125    Purchase on Open Market
         09/09/97     8,000         $14.125    Purchase on Open Market

         09/10/97     4,400        $13.9375    Purchase on Open Market
         09/10/97     10,000        $13.75     Purchase on Open Market
         09/15/97     11,000        $13.50     Purchase on Open Market



        To the knowledge of the Reporting Person, no executive officer or director of the Reporting Person has effected any transactions in Shares of the Issuer in the past 60 days.

        Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

             The first paragraph of Item 6 is hereby amended and restated in its entirety as follows:

             Of the 32,236,629 Shares beneficially owned by the Reporting Person, (i) 10,815,846 Shares are issuable to the Reporting Person if it elects to convert in full its subordinated convertible debentures of the Issuer and (ii) 90,675 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 18,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to
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        acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 15,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 13,257 Shares within 60 days; Mr. Frank Jungers has the right to acquire 39,500 Shares within 60 days; and Mr. Paul F. Kelleher has the right to acquire 7,500 Shares within 60 days.
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        Signature

             After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


        Date: November 24, 1997            THERMO ELECTRON CORPORATION


                                           By:/s/ Sandra L. Lambert
                                                Sandra L. Lambert
                                                Secretary
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             Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A
                                   ----------

             The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046.

        John M. Albertine:                      Director, Thermo Electron
        ------------------

             Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

        Peter O. Crisp:                         Director, Thermo Electron
        ---------------

             Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

        Elias P. Gyftopoulos:                   Director, Thermo Electron
        ---------------------

             Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

        Frank Jungers:                          Director, Thermo Electron
        -------------

             Mr. Jungers is a consultant on business and energy matters. His business address is 822 N.W. Murray, Suite 242, Portland, Oregon 97229.

        Robert A. McCabe:                       Director, Thermo Electron
        -----------------

             Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services.
        His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

        Frank E. Morris:                        Director, Thermo Electron
        ----------------

               Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.
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        Donald E. Noble:                        Director, Thermo Electron
        ----------------

             For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

        Hutham S. Olayan:                       Director, Thermo Electron
        -----------------

             Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments, respectively. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

        Richard F. Syron:                       Director, Thermo Electron
        -----------------

             Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.


        Roger D. Wellington:                    Director, Thermo Electron
        --------------------

             Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, 5555 Gulf of Mexico Drive, Longboat Key, Florida 34228.

        George N. Hatsopoulos:                  Director, Chairman of the
        ----------------------
                                                Board and Chief Executive
                                                Officer, Thermo Electron

        John N. Hatsopoulos:                    Director, President and
        --------------------
                                                Chief Financial Officer,
                                                Thermo Electron

        Peter G. Pantazelos:                    Executive Vice President,
        --------------------
                                                Corporate Development
                                                Thermo Electron

        Arvin H. Smith:                         Executive Vice President,
        ---------------
                                                Thermo Electron

        William A. Rainville:                   Senior Vice President,
        ---------------------
                                                Thermo Electron

        John W. Wood Jr.:                       Senior Vice President,
        ------------------
                                                Thermo Electron
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        Paul F. Kelleher:                       Senior Vice President,
        -----------------
                                                Finance & Administration
                                                and Chief Accounting
                                                Officer, Thermo Electron